SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of June 2008

List of Exhibits:

1.	News Release entitled, “Case Approves Use of B20 Biodiesel Blends for Construction Equipment”

For Immediate Release

Contact:
Tom McLaughlin	Jane Cooper
262/636-7498	630/377-2555
thomas.mclaughlin@casece.com	jcooper@cooperhong.com

Case Approves Use of B20 Biodiesel Blends

for Construction Equipment

TOMAHAWK, Wis. (June 11, 2008) – Case Construction Equipment announced it has approved the use of B20 blends (20 percent biodiesel and 80 percent petroleum diesel) for more than 85 percent of its construction equipment. In June 2006, Case became the first construction equipment manufacturer to approve the use of B5 blends.

“Case is proudly leading the construction industry to help lower customers’ fuel costs and make a positive impact on the environment,” said Jim Hasler, vice president, Case Construction Equipment, North America. “Using biodiesel to power Case equipment reduces our dependence on foreign oil and increases our U.S.-based energy production. Plus, biodiesel has the potential to save customers money.”

Biodiesel, which is produced from vegetable oils or animal fat derived from renewable resources, is used in various processed mixes with standard petroleum diesel. This alternative fuel is credited with having the ability to lower exhaust emissions and help reduce dependence on imported oil.

“Biodiesel adds lubricity to the fuel, which is beneficial in many circumstances, particularly as sulfur and aromatics are removed from the fuel,” said Ray Good, engine application manager, Case Construction Equipment. “Biodiesel has a higher Cetane number and burns cleaner with less particulates and smoke emissions. It is also fully biodegradable and nontoxic.”

Good noted that biodiesel fuels approved for use must comply with the North American Standard ASTM D6751. “Biodiesel should be purchased from a trusted supplier who understands the product and maintains good product quality. Case recommends that you only use biodiesel from BQ 9000 accredited suppliers to maintain the quality and the consistency of the fuel.”

The early approval of biodiesel blends in Case engines joined a long line of industry firsts for Case. These include development of the first factory-integrated loader/backhoe, the invention of the Extendahoe™ extendable dipperstick; the return-to-travel and mid-mount cooling features for wheel loaders; power turn capability, PAT blades and tilting cabs (on under 100 hp models) on crawler dozers, and the availability of Ride Control on skid steers.

Case advises equipment owners to discuss the use of biodiesel, as well as the service requirements associated with its use, with their Case dealer. For a list of Case equipment that is approved for B20, visit www.casece.com.

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, telescopic handlers, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V. (NYSE: CNH), a majority-owned subsidiary of Fiat S.p.A. (FIA.MI).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

June 18, 2008